Prudential Series Fund
For the period ending June 30, 2007
File # 811-03623

ITEM 77D
POLICIES WITH RESPECT TO SECURITY INVESTMENT

ADVANCED SERIES TRUST
AST International Value Portfolio
AST Advanced Strategies Portfolio

THE PRUDENTIAL SERIES FUND
Global Portfolio
SP International Value Portfolio

PROSPECTUS AND STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2007

SUPPLEMENT DATED JUNE 20, 2007


Robert Vishny has announced his intention to retire from LSV Asset Management, effective on or about December 31, 2007. Josef Lakonishok, Menno Vermeulen and Puneet Mansharamani will continue to serve as portfolio managers following Mr. Vishny's retirement.

To reflect this change, effective on or about December 31, 2007, all references and information pertaining to Mr. Vishny contained in the Prospectus or Statement of Additional Information are deleted.